Mail Stop 0305
      January 14, 2005


Puneet Sharan
President and Chief Executive Officer
Boulder Creek Explorations, Inc.
1450 Sasamat Street
Vancouver, BC Canada V6R4G4

Re:	Boulder Creek Explorations, Inc.
	Form SB-2 filed December 17, 2004
	File No. 333-121360

Dear Mr. Sharan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

2. Provide a currently dated consent from the independent public accountant in the amendment.

3. Supplementally please provide us with a detailed description of the events leading up to the disciplinary action by the Vancouver Stock Exchange against Mr. Sharan. Please include a detailed discussion of the incident(s) that led to the disciplinary action and the terms of the resulting settlement. In this regard, please provide us with your analysis of why Mr. Sharan would not be subject to a Section 3(a)(39) statutory disqualification.

4. Please also supplementally tell us whether Mr. Sharan was involved in the September 23, 2004 and October 15, 2004 Regulation S offerings and if so, provide us with your analysis of why you believe Rule 3a4-
1 is available to him since he would have participated in selling and offering securities more than once in a twelve months period.

Registration Statement Cover Page

5. Please revise the registration statement cover page to include the following statement. "If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box [X]."

6. Please remove the reference to the risk factors from the registration statement cover page.

Prospectus Cover Page

7. We note that you have included two separate prospectus cover pages for the sale of the common stock by the company and the selling shareholders. Please consolidate the necessary information on one page and delete the other.

8. Please make sure that the reference to the risk factor section appears on the prospectus cover page in bold. Also, please correct the page reference to the risk factor section.

9. Please include the information required by Item 501(a)(10) of Regulation S-B.

Dealer Prospectus Delivery, page 5

10. Please delete the last sentence in this paragraph.

11. Also move the prospectus delivery legend to the back cover.

Summary of Our Offering, page 6

12. Please delete the reference to information that is incorporated by reference.

13. Please disclose the intended use of proceeds by the company under
"Summary Information about the Offering" on page 7.

Risk Factors, page 8

14. Please add a risk about the potential conflict of interest with
Mr. Sharan in the event minerals are found on his property.

3. Because We Lack an Operating History, We Face , page 9
15. Within your risks disclosure, you state that your company must pay annual license fees on claims. Please clarify whether these payments are the obligation of the company or your president, who legally holds the mining claims to the land. Please describe any agreements your company has with the president to reimburse or pay such fees on his behalf. Also, please tell us whether the annual license fees discussed here are the same annual fees referenced in
Note 3 to your financial statements.

4. If We Do Not Conduct Mineral Exploration, page 9
16. You state that the expiration date for both of your mineral claims is April 8, 2005, and that you hold the right to extend each claim for two years.  We also note that you have entered into an
option to acquire the rights to these mineral claims.   Upon
exercise, this option requires your company to perform a certain level of exploration activity prior to September 2005 and September
2006, and it requires future annual payments to the company`s president of $25,000, which would begin on January 1, 2008.
Please
tell us and disclose whether the rights to the mineral claims have actually been renewed beyond the date provided, or reconcile for us, the time lapse between expiration of your mineral claims and the details of your option contract.

19. Because our Mining Operations are in a Foreign Country, page
13

17. Please describe the types of joint venture agreements you plan to undertake and reconcile the disclosure with your statement on page 23, that you have no plans to try to interest other companies in the property.


Use of Proceeds, page 15
18. We note that your table, which presents the intended use of the proceeds from the sale of securities, allocates a portion of the proceeds to "Staking of Claims" costs under each assumption, except the assumed sale of 25% of the offered shares. We also note that you state in the background information, included in your business section, that claims were staked prior to the purchase of the land by your company`s president. Please explain why you have attributed proceeds to the "staking of claims" when assuming the sale of 50% or more of your offered securities; or explain why there would be no costs associated with the staking of claims if only 25% of the offered shares were sold. Please correct any error which may reside within the table.

19. Revise the first table so that it does not show more "uses" than the amount of proceeds.

20. Since it appears that you will not have any revenues for the next
12 months, you should include the amount you estimate you will expend on `34 Act reports during that time as one of the expenses to be paid from this offering.

21. In the next amendment please include information about the repayment of a loan to the officer, including interest rate and term in the Certain Transactions section.

Dilution of the Price you Pay for your Shares, page 16
22. Please revise your dilution disclosure so that all amounts are presented in cents. Also, it appears that various amounts presented in your dilution disclosure on pages 16 and 17 are incorrect due to computational errors. Please revise to correct these errors.

Existing Stockholder if all of the Shares are sold, page 17
23. We note that you have disclosed "Net tangible book value per share before offering" as a negative value; although, the "net tangible book value" is not a deficit. Please revise your table to eliminate the brackets around this amount.

Selling Security Holders, page 18

24. Please include a discussion of how the shares were acquired by selling shareholders in this section.

25. The selling shareholders table should reflect the number and percentage of shares currently owned by each selling shareholder, the number of shares to be offered and the number and percentage of shares that will be owned after the offering assuming all the shares are sold. Your table does not seem to reflect the number and percentage of shares that will be owned by the selling shareholders after the offering. Please revise.

26. Please delete the "Average Price per Share" column or tell us why you have included it in the table.

27. Please identify the natural person or persons that have voting or investment power over LeMaire Family Trust.




Business, page 21

28. We refer to your statement that the company`s claims consist of
18 units.  Please disclose the meaning or significance of "units."

29. Please revise to disclose what minerals are anticipated in the properties, the basis for such anticipation and the amount necessary to start mining operations.

Background, page 21

30. Revise the carryover paragraph at the top of page 22 to disclose the amount of the additional fee Mr. Sharan avoided by keeping the claims in his name rather than in the name of a subsidiary of the registrant.

31. If you are aware of any other registration statements where the claims were owned by control persons and money was raised for mineral exploration on those claims through the sale of public securities, please advise us supplementally.

32. We note the disclosure in the second full paragraph on page 22 that Mr. Sharan could dispose of the property to third parties and that you would only have the ability to sue for breach of fiduciary duties. Please add a risk factor about this risk, which would disclose the amount you estimate such a law suit might cost.

Proposed Exploration Program, page 24

33. State the time table for developing the different phases of your exploration program.

Competitive Factors, page 24

34. Please revise the last sentence in this paragraph to state that it is your belief.

Management`s Discussion and Analysis, page 25

35. Small business issuers that have not had revenues from operations in each of the last two years should comply with the MD&A requirements of paragraphs (a) and (c) of Regulations S-B, Item 303.
Paragraph (c) of Item 303 requires that off-balance sheet arrangements that are reasonably likely to have a future effect on the small business issuer`s financial condition, revenues or expenses, results of operations, etc. be disclosed in a separately-captioned section of MD&A. In this regard, please discuss the terms of your option to purchase interests in the Pun and Tim mineral claims in MD&A.

36. Describe your plan of operation for the next twelve months.
Specifically address how long you can satisfy your cash requirements and indicate whether you will have to raise additional funds in the next twelve months.

Principal Stockholders, page 29

37. Please delete the last sentence of the first paragraph as it is a duplicate of the one preceding it.

Description of Securities, page 30
Non-cumulative Voting, page 31
38. The statement indicating that "after the offering is completed, present stockholder`s will own approximate 10% of our outstanding shares" appears to be in error since only 2,000,000 of the Company`s
9,040,000 currently outstanding shares are being offered by selling shareholders in the offering. Please revise to correct this error.

Certain Related Transactions, page 32

39. Please provide the information required by Item 404(d)(2) of Regulation S-B.

Financial Statements
Note 2. Significant Accounting Policies, page F8
40. We note that when discussing your accounting policies relating to foreign currency translation, you state that other assets and liabilities have been translated at the rates prevailing at the date of transaction. As paragraph 12 of SFAS 52 states that the exchange rate at the balance sheet date shall be used for the translation of assets and liabilities, please revise your disclosure. Also, revise your financial statements to reflect balances translated at the appropriate exchange rate.
41. You also state that "gains and losses from currency translation are included in the statement of operations." Please clarify whether you are referring to actual transaction gains and losses, which result from a change in the expected functional currency cash flow, due to the settlement of a transaction for a fixed foreign currency amount; or whether you are referring to translation adjustments. Per the guidelines of paragraph 13 of SFAS 52, translation adjustments are reported in the equity section of the balance sheet, within other comprehensive income. We may have further comments, depending upon your response.
42. As your company is incorporated in the United States of America, but operations are primarily conducted in Canada, please consider disclosing your functional currency.






Note 3. Natural Resource Properties and Related Exploration and
Development Expenses, page F10
43. Please tell us and clarify in Note 3 whether the amounts payable under the "claim agreement" described in Note 3 are payable to the Company`s president or to some other party.

Note 5. Related Party Transactions, page F-10
44. Since it appears that the Company`s president will own a majority of the Company`s outstanding common shares both before and after the planned offering, please disclose the existence of this control relationship in the notes to the Company`s financial statements. Refer to the requirements of paragraph 2 of SFAS No.57.

Updated Financial Statements
45. The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.
46. Provide a currently dated consent from the independent public accountant in the amendment.

Signatures

47. The registration statement must be signed by the controller or principal accounting officer as well as the principal executive officer, the principal financial officer, and by at least a majority of the board of directors of the registrant. If Mr. Sharan, who has already signed the registration statement acts in that capacity, please indicate each capacity in which he signs the registration statement.

Exhibits
Exhibit 5.1

48. Please revise the opinion to state that the shares are duly authorized.

Exhibit 23.1 Consent of Independent Auditor
49. Please obtain a consent for the inclusion of the independent auditors report in your registration statement on Form SB-2. The reference to "the incorporation by reference" should be eliminated from the consent since the report has been included in your registration statement not incorporated by reference.
50. Please obtain a consent of the independent auditor which indicates the city and state where issued.


ENGINERING COMMENTS
Risk Factors, page 8

51. Add a risk factor that addresses the fact that your property has not be examined in the field by a professional geologist or mining engineer, and no geologic report has been written on your property.
Detail the risks to investors.

11. Because the Sole Executive Officer Does Not Have Technical,
page
11

52. You disclose that you will be required to hire qualified personnel. Please remove this statement and any other statements in your risk factor section that attempt to mitigate the risk.

Business, page 21

53. We note that Mr. Sharan acquired the two mineral claims in British Columbia for one Canadian dollar. Supplementally discuss why the price was so low and what factors contributed to the price paid.

54. For your mineral properties, provide the disclosures required by
Industry Guide 7 (b).  In particular, provide:
* Any conditions that you must meet in order to retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b)(1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Other

55. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


*****

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      You may contact Jeffrey Sears at (202) 824-5646 or Linda Cvrkel, Branch Chief, at (202) 942-1936, if you have questions regarding comments on the financial statements and related matters.
If you have questions regarding the engineering comments, please contact R. L. Baer, Mining Engineer at (202) 942-2965. Please contact Messeret Nega at (202) 942-1891 or me at (202) 942-1850 with any other questions.


      Sincerely,



      Max A. Webb
      Assistant Director



cc:	Via Facsimile (801)364-6500
	James N. Barber, Esq.



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Boulder Creek Explorations, Inc.
Page 10